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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ___)*


                       Alliance Semiconductor Corporation
    ------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
    ------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   01877H100
             -------------------------------------------------------
                                 (CUSIP Number)

                                 April 18, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                               [ ] Rule 13d-1(b)
                               [X] Rule 13d-1(c)
                               [ ] Rule 13d-1(d)

                                  Page 1 of 5

             -----------------------------------------------------------


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13G

 CUSIP No. 01877H100                                         Page 2 of 5 Pages
           ---------
  ------------------------------------------------------------------------
    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
         Lloyd I. Miller, III                         ###-##-####
  ------------------------------------------------------------------------
    2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a)  [ ]
                                                                   (b)  [ ]
  ------------------------------------------------------------------------
    3.   SEC Use Only

  ------------------------------------------------------------------------
    4.   Citizenship or Place of Organization
         United States
  ------------------------------------------------------------------------

                 5.  Sole Voting Power
    Number           964,524
    Shares       ---------------------------------------------------------
    Beneficially 6.  Shared Voting Power
    Owned by         852,864
    Each         ---------------------------------------------------------
    Reporting    7.  Sole Dispositive Power
    Person           964,524
                 ---------------------------------------------------------
                 8.  Shared Dispositive Power
                     852,864
  ------------------------------------------------------------------------
    9.   Aggregate Amount Beneficially Owned by Each Reporting Person
         1,817,388
  ------------------------------------------------------------------------
   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                       [ ]
  ------------------------------------------------------------------------
    11.  Percent of Class Represented by Amount in Row (9)
         5.1%
  ------------------------------------------------------------------------
    12.  Type of Reporting Person (See Instructions)

  ------------------------------------------------------------------------
         IN-IA-00**
  ------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
** See Item 4.



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                                                                     Page 3 of 5


Item 1(a).  Name of Issuer:                   Alliance Semiconductor Corporation

Item 1(b).  Address of Issuers's
            Principal Executive Offices:      2575 Augustine Drive
                                              Santa Clara, California 95054-2914

Item 2(a).  Name of Person Filing:            Lloyd I. Miller, III

Item 2(b).  Address of Principal Business
            Office or, if None, Residence:    4550 Gordon Drive, Naples, Florida
                                              34102
Item 2(c).  Citizenship:                      U.S.A.

Item 2(d).  Title of Class of Securities:     Common Stock

Item 2(e)   CUSIP Number:                     01877H100

Item 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or
            (c), CHECK WHETHER THE PERSON FILING IS A:

            Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4. OWNERSHIP: The reporting person has sole voting and dispositive power with respect to 964,524 of the reported securities as (i) a manager of a limited liability company that is the general partner of a certain limited partnership, (ii) the custodian to accounts set up under the Florida Uniform Gift to Minors Act, (iii) the trustee to certain generation skipping trusts, (iv) the trustee to grantor retained annuity trusts and (v) as an individual. The reporting person has shared voting and dispositive power with respect to 852,864 of the reported securities as (i) an investment advisor to the trustee of certain family trusts, and (ii) the trustee to a certain generation skipping trust.

            (a)  1,817,388

            (b)  5.1%

            (c) (i) sole voting power: 964,524

                (ii) shared voting power: 852,864

                (iii) sole dispositive power: 964,524

                (iv) shared dispositive power: 852,864

Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not Applicable

Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Other than shares held directly by Lloyd I. Miller, III, persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not Applicable

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                                                                     Page 4 of 5

Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable

Item 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not Applicable

Item 10.    CERTIFICATION:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
















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                                                                     Page 5 of 5

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: April 27, 2006                               /s/ Lloyd I. Miller, III
                                                    ------------------------
                                                        Lloyd I. Miller, III